UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               INFOCROSSING, INC.
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                 ------------------------------------------------
                         (Title of Class of Securities)


                                    45664X109
                                -----------------
                                 (CUSIP Number)



                                 August 22, 2007
                              --------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [_]  Rule 13d-1(b)

                             [x]  Rule 13d-1(c)

                             [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  45664X109

.......... ............................................................................................................
1.        Names of Reporting Persons.

          DCM Partners LLC

          I.R.S. Identification Nos. of above persons (entities only): 13-4068276
.......... ............................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [X]

          (b) [_]
.......... ............................................................................................................
3.        SEC Use Only
.......... ............................................................................................................
4.        Citizenship or Place of Organization                Delaware, United States
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  - 0 -
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                - 0 -
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             - 0 -
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           - 0 -
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person                             - 0 -
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares                         [_]
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0%
.......... ............................................................................................................
12.       Type of Reporting Person            OO (Limited Liability Company)
.......................................................................................................................


                                       2


CUSIP No.  45664X109

.......... ............................................................................................................
1.
          Names of Reporting Persons.

          DCM Partners L.P.

          I.R.S. Identification Nos. of above persons (entities only):  13-4068272
.......... ............................................................................................................
2.
          Check the Appropriate Box if a Member of a Group

          (a) [X]

          (b) [_]
.......... ............................................................................................................
3.
          SEC Use Only
.......... ............................................................................................................
4.
          Citizenship or Place of Organization                Delaware, United States
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  - 0 -
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                - 0 -
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             - 0 -
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           - 0 -
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person                             - 0 -
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares                         [_]
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0%
.......... ............................................................................................................
12.       Type of Reporting Person            PN
.......................................................................................................................

Item 1(a).      Name of Issuer:

                Infocrossing, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                2 Christie Heights Street
                Leonia, NJ 07605

Item 2(a).      Name of Person Filing

                DCM Partners LLC
                DCM Partners L.P.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of DCM Partners LLC and DCM Partners L.P. is 909 Third Avenue, 30th Floor, New York, NY 10022.

Item 2(c).      Citizenship

                DCM Partners LLC is a Limited Liability Company formed under laws of State of Delaware.

                DCM Partners L.P. is a Limited Partnership formed under the laws of the State of Delaware.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                45664X109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

                (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.
                (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
                (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                (d) [_] Investment company registered under Section 8 of the Investment Company Act.
                (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.         Ownership:

                DCM Partners LLC
                DCM Partners L.P.
                Landmark Select Master Fund, Ltd.

                a. Amount beneficially owned: Neither DCM Partners L.P. nor Landmark Select Master Fund, Ltd. (through an account managed by DCM Partners LLC) may be deemed to beneficially own any Shares.

                b. Percent of Class: The number of Shares of which DCM Partners L.P. and Landmark Select Master Fund, Ltd. (through an account managed by DCM Partners LLC) may be deemed to be the beneficial owners of constitutes 0% of the total number of Shares outstanding.

Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security  Being  Reported on By the Parent  Holding
                Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 21, 2007       DCM PARTNERS LLC

                                By: /s/ Erik Diamond
                                ------------------------------------------------
                                    Erik Diamond, Managing Member


Date: September 21, 2007        DCM PARTNERS L.P.
                                      By:  DCM Partners LLC, its general partner

                                By: /s/ Erik Diamond
                                ------------------------------------------------
                                    Erik Diamond, Managing Member

                                  EXHIBIT INDEX


Ex.

A. Joint Filing Agreement, dated September 21, 2007 by and among DCM Partners LLC and DCM Partners L.P.

                                      Ex-A

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Infocrossing, Inc., dated as of September 21, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: September 21, 2007
                                  DCM Partners LLC

                                  By:  /s/ Erik Diamond
                                  Name: Erik Diamond
                                  Title: Managing Member

Date: September 21, 2007          DCM Partners L.P.
                                       By: DCM Partners LLC, its general partner

                                  By: /s/ Erik Diamond
                                  Name: Erik Diamond
                                  Title: Managing Member




                                      Ex-A